

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Sheldon C. Petersen
Chief Executive Officer
Rural Electric Cooperative Grantor Trust (KEPCO) Series 1997
2001 Cooperative Way
Herndon, VA 20171

> **Re: Rural Electric Cooperative Grantor Trust (KEPCO) Series 1997**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 333-25029-01**

Dear Mr. Petersen:

    We have completed our review of your filing and do not have any further comments at this time.

> Sincerely,

> Max A. Webb
> Assistant Director